UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: MAY 2020.

Commission file number: 0-17863

CONTINENTAL ENERGY CORPORATION

(Translation of registrant’s name into English)

1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada

(Address of registered office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F_XX_ or Form 40-F___.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Form-6K filing is made to mirror similar filings made by the Registrant on SEDAR in Canada in accordance with its Canadian Securities Administrators National Instrument NI-51-102 Continuous Disclosure Obligations. This Form 6-K filing includes the attached exhibits as follows:

99.01CPPXF_2020_Q1_Interim_FQE_Fin-Statements

99.02CPPXF_2020_Q1_Interim_FQE_MD&A

99.03CPPXF_2020_Q1_Interim_NI52109FV2_Cert_CEO

99.04CPPXF_2020_Q1_Interim_NI52109FV2_Cert_CFO

99.05CPPXF_2020_Q1_Interim_News_CEC_Posts_Quarterly_Results

Complete copies of the Company's interim quarterly reports for the first fiscal quarter ended 30 September 2019 of the fiscal year ending 30 June 2020, as filed with Canadian regulators on SEDAR on 28 November 2019 in the Company's home jurisdiction. Those SEDAR filings are incorporated by this reference and made a part of this Form-6K filing.

99.06CPPXF_2020_Q2_Interim_FQE_Fin-Statements

99.07CPPXF_2020_Q2_Interim_FQE_MD&A

99.08CPPXF_2020_Q2_Interim_NI52109FV2_Cert_CEO

99.09CPPXF_2020_Q2_Interim_NI52109FV2_Cert_CFO

99.10CPPXF_2020_Q2_Interim_News_CEC_Posts_Quarterly_Results

Complete copies of the Company's interim quarterly reports for the second fiscal quarter ended 31 December 2019 of the fiscal year ending 30 June 2020, as filed with Canadian regulators on SEDAR on 27 February 2020 in the Company's home jurisdiction. Those SEDAR filings are incorporated by this reference and made a part of this Form-6K filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL ENERGY CORPORATION (Registrant)

Date: 4 JUNE 2020

//signed//

_______________________________

By: Richard L. McAdoo

Chairman and CEO